SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For July 15, 2020

______________________

ASML Holding N.V.

De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS 99.1, 99.3 AND 99.4 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-188938), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190023), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-192951), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-203390), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-219442) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-227464) OF ASML HOLDING N.V. AND IN THE OUTSTANDING PROSPECTUSES CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1	“ASML reports €3.3 billion net sales at 48.2% gross margin in Q2 2020. 2020 sales growth expectations unchanged", press release dated July 15, 2020

99.2	“ASML reports €3.3 billion net sales at 48.2% gross margin in Q2 2020. 2020 sales growth expectations unchanged", presentation dated July 15, 2020

99.3	Summary US GAAP Consolidated Financial Statements

99.4	Statutory Interim Report for the six-month period ended June 28, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: July 15, 2020    By:    /s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer